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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12B-25

                                               Commission File Number 333-42407
                                                                      ---------

                           NOTIFICATION OF LATE FILING

       (Check One): [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
[ ]  Form N-SAR

     For Period Ended:  June 28, 1998
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[ ]  Transition Report on Form 10-K         [ ] Transition Report on Form 10-Q
[ ]  Transition Report on Form 20-F         [ ] Transition Report on Form N-SAR
[ ]  Transition Report on Form 11-K

     For the Transition Period Ended:
                                     -------------------------------------------

     Read attached instruction sheet before preparing form. Please print or type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       -------------------------

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                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant:          UNICCO Service Company
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Former name if applicable:
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Address of principal executive office (Street and number):

                                       Four Copley Place
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City, state and zip code:              Boston, Massachusetts 02116
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                                     PART II

                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

               (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ]            (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on


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                    Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

               (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

     The registrant, UNICCO Service Company (the "Company"), seeks relief pursuant to Rule 12b-25(b) under the Securities Exchange Act of 1934, as amended (the "Act"), because the Company is unable, without unreasonable effort and expense, to timely file its Annual Report on Form 10-K for its 1998 fiscal year ended June 28, 1998. The Company is a recent registrant under the Act, having become subject to the provisions of the Act upon the effectiveness of its Registration Statement on Form S-4 on February 6, 1998. The Company's fiscal year ends on the last Sunday in June of each year, and the subject report is, accordingly, the Company's first required Annual Report on Form 10-K.

     Beyond the usual difficulties generally experienced by a new registrant's management and staff in compiling its initial Form 10-K, the Company has been subject to a number of unusual factors that have combined to prohibit the Company from timely filing the subject report. First, during the fourth quarter of fiscal year 1998, the Company adopted a plan to sell its security service business. In accordance with Accounting Principles Bulletin ("APB") No. 30, the Company is presenting the security business as "Discontinued Operations" in the audited financial statements accompanying the subject report. As a result, the prior years' financial statements, as well as certain footnotes which contain relevant disclosures, must be restated and/or amended. As of the date hereof, the Company is finalizing the necessary changes to its financial statements and the related footnote disclosures so as to comply with APB No. 30. Second, in carrying out its plan of disposition, the Company's senior management and financial and accounting staff have been required to allocate a significant portion of their time to deal with due diligence and negotiations with interested parties. Finally, on September 17, 1998, the Company closed an acquisition of assets from a Canadian facility service company. While this acquisition was not considered material for purposes of reporting on Form 8-K under the Act, it nevertheless required an additional significant investment of time and resources on the part of the Company's senior management and financial and accounting staff during the first three weeks of September, a time during which such persons would otherwise have been engaged in completing the Form 10-K.

                                     PART IV

                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

     George A. Keches                     (617)               859-9132
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         (Name)                        (Area Code)            (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                     Yes [X]          No [ ]


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     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                     Yes [X]          No [ ]

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     For the Company's 1998 fiscal year ended June 28, 1998, net income was $416,000, a decrease of $767,000, or 65%, from the Company's net income of $1,183,000 for the 1997 fiscal year ended June 29, 1997. The decrease in net income was attributable to an extraordinary loss (net of related tax benefit) of $2,958,000 due to the write-off of deferred financing costs and the repayment of certain indebtedness in connection with the Company's subordinated notes offering in October, 1997. The Company's income before extraordinary loss for fiscal 1998 was $3,374,000, an increase of 185% from fiscal 1997, as the Company began to realize the full benefits of a significant acquisition consummated at the end of fiscal 1996.

                             UNICCO Service Company
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: September 28, 1998            By: /s/ GEORGE A. KECHES
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                                       George A. Keches
                                       Chief Financial and Accounting Officer



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